FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following is part of a transcript of a presentation given by The Thomson Corporation on October 9, 2007 at 8:30 a.m., London time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

The following transcript is related to the proposed transaction with Reuters Group PLC and has been extracted from the full presentation transcript. The audio replay of the presentation was first made available on the company’s website on October 10, 2007.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to industry and sector trends related to its businesses, as well as its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800-732-0330.

No statement in this presentation is intended to constitute a profit forecast.

This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” section of www.thomson.com for a reconciliation of each of these measures as used by Thomson to the most directly comparable GAAP financial measure.

Combined Thomson and Reuters financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group PLC for the year ended December 31, 2006. Thomson prepares its financial statements under Canadian generally accepted accounting principles (“Canadian GAAP”) and Reuters prepares its financial statements under International Financial Reporting Standards (“IFRS”). Canadian GAAP and IFRS differ in certain significant respects. For purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the combined information presented herein. In addition this combined information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

Both Thomson and Reuters use non-GAAP financial measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for non-GAAP financial measures are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) and to persons to whom it may otherwise be lawful to communicate it to (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which the presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely or act upon this presentation or any of its contents. The recipients of this presentation should not base any behavior in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute “market abuse”.

THE THOMSON CORPORATION

INVESTOR DAY

OCTOBER 9, 2007; 8:30 a.m., London time

 Frank Golden  - Thomson - VP of Investor Relations

….I know many of you in the audience and on the webcast are new to the Thomson story and are interested in learning more about the Company. We are confident that you will leave here today with a clearer understanding of Thomson’s businesses, the key operating and financial characteristics of the Company, our market position and competitors, and the growth prospects for each of the businesses that will constitute the Professional Division upon completion of the Reuters acquisition.

But first, let’s start with the definition of the Professional Division. Following the closing of the Reuters transaction, we will split the businesses into two divisions, Professional and Financial. The Financial Division will consist of Reuters and Thomson Financial and will be managed by Reuters’ current COO, Devin Wenig.

The Professional Division will consist of four segments — Legal, Tax & Accounting, Scientific, and Healthcare. Jim Smith, currently Thomson’s Chief Operating Officer, will be President and CEO of the Professional Division…..

Now, many of you are here today based on your interest in Thomson’s acquisition of Reuters. Needless to say, we are very excited about the opportunities the Reuters transaction presents for Thomson. Dick Harrington, our President and CEO, will provide some perspective on what the combination will mean for The Thomson Corporation, our customers, and our shareholders. Bob Daleo, our CFO, will also provide further detail on what the combined Company will look like from a financial perspective…..

Now, regarding the Reuters transaction, as you know, yesterday we were informed by the European Commission that it will proceed to a Phase 2 review of the proposed transaction, to give it more time to examine the transaction and its impact on the competitive environment. Competitive conditions in the industry where Thomson Financial and Reuters operate are complex and constantly evolving.

Both companies have had productive and constructive discussions with the Commission and will continue to work closely with the EC to help narrow and resolve the issues which the EC has indicated require further review. The companies currently anticipate that the Phase 2 review will be completed during the first quarter of 2008 and hope we can work with the regulators to expedite the process and complete the transaction in or around the first quarter of next year.

Several additional points to mention. First, the Commission’s move is not a surprise, given the deal’s size and complexity. We are comfortable with the process and have always planned for the possibility of a Phase 2 review in our business planning.

Second, the Commission’s press release is relatively general, which supports the impression that Phase 2 is as much about the need for more time to consider the transaction, rather than because substantive issues have identified.

Third, Thomson’s and Reuters’ businesses are largely complementary with little overlap in either geographical presence or product offering, and we believe that the transaction will enhance competition. We are confident that the Commission will clear the transaction following its Phase 2 review.

As also noted in yesterday’s press release, in the United States the two companies have signed a timing agreement with the Department of Justice related to its regulatory review. Under the timing agreement, the Department of Justice will provide Thomson and Reuters with a decision by January 15, 2008. Lastly, we will not be able to comment today on timing or regulatory approval related issues beyond what I have just discussed….

Finally, I need to advise you that today’s presentations contain forward-looking statements that relate to future results and events and are based on Thomson’s current expectations. Actual results may differ materially from those expected due to a number of risks that we discuss in documents that we provide to the regulatory agencies.

This presentation also contains disclosures of certain non-GAAP financial measures. As required by regulatory rules, we have provided a reconciliation of each of these measures to the most directly-comparable GAAP measure in the Investor Relations section of our website found at Thomson.com…..

 Dick Harrington  - Thomson - President and CEO

….Many of you are new to the Thomson story and are interested in learning more about our Company in light of the proposed acquisition of Reuters....

Now, let’s get into some of the highlights so far this year. 2007 has been a transformational year for our Company……We sold all of our Thomson Learning businesses, receiving gross proceeds of approximately $8.5 billion. We will use the $7 billion in net proceeds for the Reuters acquisition we announced in May.

This is the biggest transaction in our Company’s history, and we are very excited about the opportunities presented by this combination. I will speak to this in a moment…..

As I said when we announced the Reuters acquisition in May, this combination is the next logical step for Thomson. It is a transformational moment and the high point of what we have been working toward for a decade. We have developed a strategy, the business model, and capital structure to support this acquisition and to take this major step.

When the deal closes, we will become the largest provider of information services and solutions to business and professional customers across the globe, supported by a world-class news service. We will deliver high-end critical content electronically, with software tools and services to enable our customers to perform at a higher level.

The acquisition enables Thomson to achieve a global footprint, combined with a global brand, faster than we could have achieved on our own. The global footprint will be set on a solid foundation in North America and Europe, and will also give us over $1 billion in revenue in the growing Asia-Pacific region.

In addition, we will have the management talent, financial strength, and the strong operating position to capitalize on the opportunities in our markets. The net result is that we believe that Thomson Reuters will create shareholder value, and 1 plus 1 will equal 3.

I was excited about this deal when we announced it, and today I’m even more excited about the opportunities that lie ahead for Thomson-Reuters. The combined Company will have two major divisions, one serving the professional markets and the other serving financial markets.

Combining the complementary strengths of Thomson Financial and Reuters will create a global leader in financial information. Thomson Financial has innovative products and a strong market position in North America. Combining this with Reuters’ strength in news and financial information and leading positions in Europe and Asia will unlock the potential in both businesses.

But we’re here today to talk about the other half of Thomson-Reuters. Thomson has built leading positions in Legal, Tax & Accounting, Scientific, and Healthcare information markets. This Professional Division will represent approximately 40% of the revenues of the combined Thomson-Reuters business and will generate over $1 billion in free cash flow.

I am confident that our Professional Division, combined with Reuters’ brand, news service, and global reach, will create new growth opportunities. We will be able to leverage content and platforms across all our businesses and geographies. If the Thomson-Reuters had been combined in 2006, they would have generated over $11 billion in revenue and nearly $2.5 billion in segment operating profit.

I have been with Thomson, at Thomson for 25 years, and the last 10 years as CEO. I can honestly say the Company has never had more opportunity. The Thomson Corporation is strategically positioned, operationally sound, and financially secure, which will enable us to take advantage of the opportunities ahead and lead to greater profitability, higher free cash flow, and greater shareholder value.

Now to tell you more, I would like to introduce the CFO for Thomson and the future CFO for Thomson-Reuters, Bob Daleo.

Bob Daleo  - Thomson - EVP and CFO

 ….We have about 70% of our revenues that are outside of North America. We will show how that, when blended with Reuters, really does create a significant and powerful footprint….

We believe that we have the right balance and use of debt and equity to generate free cash flow; and that we believe that we can preserve our balance sheet strength and maintain a strong capital rating over the long term — which is very important, for us to have access to capital markets. As you can see in times like these, it is actually critical that you have a strong rating to be able to access debt markets when you want to.

Importantly, you will hear about this throughout my presentation, our focus is really on strong — generating strong free cash flow, because it is cash generation that really drives the long term of the Company. It allows us to operate the way we choose to operate, and also allows us to deliver the kind of returns we seek to deliver to our shareholder base. We believe that we manage our capital expenditures in a very, very efficient way and that we manage our cash strategy very effectively as well. …

It is not about a $7 billion company acquiring a $5 billion company. It is about a business — if you look at Thomson, last year we were $9 billion; all things being considered we are probably tracking to be in excess of $10 billion in 2007. So it really is about having the capacity, the organizational structure, the process, and the disciplines of a $10 billion corporation. And post-Reuters as you know, we will be roughly about $11 billion, rapidly moving to $12 billion. So I think that is important to understand, that we do have the infrastructure and capacity to manage this kind of an integration and acquisition….

We target double-digit growth in free cash flow as an operating return philosophy. We manage our capital intensity around that, and we actively manage working capital.

What does it allow us to do strategically? It allows us to have both attractive and growing returns for our shareholders in the form of cash going back; but also with balanced reinvestment to the Company in terms of capital and in terms of acquisitions….

We target over the long-term our net debt-to-EBITDA ratio of around 2. We believe that we must have access to capital markets in order to grow the business, and that therefore our ratings are important; and that we have an absolute focus on balancing both growth and returns, not one to the exclusion of the other. We believe that how this creates value for us is that it gives us the optimum financial flexibility to make strategic acquisitions, and the ability to do what we’re doing right now — to stretch where we need to, to be able to continue to grow the business and make the right kind of investment...

The Corporation today has a policy of paying out roughly 40% of free cash flow in the form of dividends. We have, as you can see in the past two years, flexed to return additional cash to shareholders in the form of a buyback. Today, our free cash flow payout is roughly 50% or a little bit more than that, given the divestiture of Learning. So it’s not a hard and fast rule, because we are very, very committed to our dividends and believe that our dividend policy is structured around the long-term health of the business and not any individual annual fluctuation.

Today, we are not in the market buying back our stock, given the current deal that we are contemplating with Reuters.

In terms of credit ratings….S&P affirmed our low A rating in spite of the fact that Moody’s actually dropped us one notch. DBRS, that rating is currently also a low A; but I would tell you that it is under review.

As a Company and as the Chief Financial Officer, I will tell you that we are absolutely committed to a low A rating, because we believe fundamentally that quality debt and quality equity go hand-in-hand. I personally believe that a low A rating is — given the nature of our businesses and the cash generation — is very appropriate for a company like Thomson and like Thomson-Reuters….

Now just take a couple of minutes to talk about the Thomson-Reuters transaction. First, it is very important — as Dick has said and I echo, is that we are very excited about it. We believe that the combination of these businesses with revenues of in excess of
$11 billion, we will be able to partner and compete anyplace in the world in a very, very robust way.

We will — the combination of TF and Reuters, and the ability of Reuters to provide some platforms for our Professional group as well, will allow us to really meet customers’ demand globally for both broader and faster products and more deeply-integrated information.

As we already articulated, we believe there are significant deliverable synergies from our perspective, from the Thomson perspective. They pay for the acquisition. They don’t drive the real value creation that we’re expecting going forward.

We will be a well-capitalized business, as well as being an industry leader. We will have a dualistic structure, which will enable us to enjoy the benefit of global shareholding to reflect the global nature of the Company, and we are very excited about that.

Now if we look at the footprint of the business, I have said that Thomson roughly has 17% of its business outside of North America. You know that Reuters has a smaller percentage of its business inside North America. When you put these businesses together, you have a very strong footprint, with 60% of the business in North America and 40% outside — and as Dick mentioned, $1 billion of that in the fast-growing region of Asia….

I have used this slide in May when we first announced the deal. So, the only updates here that’s different is that, as we examine it, we believe that on combination and pro forma basis our net debt-to-EBITDA multiple would be about 2.4, not the 2.6 we had in the initial slide. But the other perspectives, a $36, $35 billion market cap business with about $1.5 billion of free cash flow. That is simply — that is without any of the benefit of the synergies that we have talked about. So clearly the capability of this to be a $2 billion-plus free cash flow generating business is there before us.

Just to refresh you on the purchase price and the financing. We have agreed (inaudible) part of the deal is 50% cash, 50% equity. Cash component is roughly $9.5 billion. We have $7 billion sitting in investments today, which represent the net cash received from our disposals. We have significant financial commitments at favorable rates which were done before the current hiccup in the current financial markets. So we have more than enough capacity to do this transaction.

Now, the net debt increase for the Corporation will be about $3.5 billion. $2.5 billion, you do the math, is just the difference between the cash flow outlay and the cash that we have on hand; and $1 billion dollars is roughly our anticipated level of debt that we will inherit from Reuters when we do the acquisition.

Frank talked about this, so I won’t spend too much time on it, to say that we are in Phase 2 right now. The US Department of Justice has agreed that we will have a — they will provide a decision by the middle of January.

I think what is important here for you all to walk away with is that, in spite of all this process, there is a lot of work going on right now. Not in certain areas, obviously, because it wouldn’t make sense. But there is a lot of work going on between the businesses to understand how we are going to combine in certain areas away from, say, products and markets and so on. That work is proceeding at a good pace.

Importantly, behind that, the ability to have that done, is that the management teams are working together very closely. I think that what is happening is that we are rapidly becoming one management team as we think about the business and think about the opportunities. And we’re all mutually excited about what this business will be like post the transaction.

Now, Thomson-Reuters. We might have said this before, it may be news; we will report under Canadian GAAP. We will reconcile to both US GAAP and IFRS. We have to do that for the specifics of the Canadian listing that we have. However, we do anticipate moving to IFRS as soon as allowed. Canadian authorities have announced that they will transition to IFRS in 2011. We’re hopeful that we can get them to allow us to do that earlier than that.

Our dividends will be declared in US dollars, and our reporting will be done in US dollars, since the preponderance of assets will be in US dollar denomination.

So in summary, Thomson-Reuters we believe is a focused portfolio with a proven management team. We have leading positions in attractive markets. We have a high proportion of recurring revenue. We believe our businesses are complementary. We believe we have demonstrated that revenue growth can translate to both expanding margins and increased free cash flow. And we have a very disciplined capital allocation process to both fund our reinvestment and the return of capital to shareholders…..

 Jim Smith  - Thomson - EVP and COO

…I am very appreciative to be here today, not only as the COO of The Thomson Corporation but, more importantly today, as the soon-to-be CEO of the Professional Division of the combined Thomson-Reuters…. If you look across the team that is going to present for the remainder of the day, you’ll find a combined 136 years of Thomson experience.

So, let me take a moment here and share with you what I hope you take away from today’s presentations and to highlight the themes that will be running throughout all of the presentations. Above all else, I hope you take away the understanding that these fundamental Thomson businesses, which will form the Professional Division of Thomson-Reuters, are very well positioned to carry us into the future. That is largely because of a shared and constant management focus…..

On top of the foundational strength of our traditional Thomson businesses, I get even more excited when I think about combining the assets of Thomson Professional with Reuters. It is a highly complementary fit. As we begin to explore ways of building upon their global infrastructure, deep historic relationships, and worldwide brands, it has to improve our prospects for opening new sales channels, particularly outside North America.

I know we are going to find ways of enriching product offerings across the combined entity as we learn more about the particular technologies, tools, and content sets that each party brings to the table. I know that the combined Company will offer the kind of exciting, dynamic, and global opportunities that will allow us to continue to attract and retain the best and brightest talent.

So the future looks very promising, and the combination of companies is indeed powerful….

As you saw earlier on a financial basis, pro forma the Professional Division represents 41% of the overall Thomson-Reuters revenue. The largest segment clearly is Legal. These are very solid profitable businesses. In 2006 the Professional Division would have represented 50% of the operating profit of the combined entity….

Finally, we recognize that the workplace is in fact more global. More customers are looking for cross-border solutions and have global needs. We feel that we have several areas of opportunity internationally at present; but I want to highlight that all of these opportunities will only be enhanced with the addition of Reuters and the global footprint that brings to bear….

So that is how we approach revenues. Let’s take a minute to discuss our cost based and about some of the things we are doing to make ourselves more efficient.

THOMSONplus is an initiative that was announced in the second quarter of 2006. It’s actually a series of steps and initiatives to further drive effectiveness and efficiency. Finance+ is focused on finance, accounting, business systems, organization, all of our back-office functions. Technology+ is focused on consolidating our technology infrastructure and streamlining technology operations. Customer+ is focused on transforming our customer care experience. Efficiency+ is a series of various initiatives at the business units doing things such as salesforce alignment, facilities optimization, and so forth.

The important message here to take away is that we are solidly on pace to hit our stated objective of $150 million in run rate savings by the end of 2008. We continue to drive this initiative and will drive it after the completion of the Thomson-Reuters deal.

In conclusion, let me reiterate that the Professional Division has been successful in the past and our mission is to continue to improve upon that performance. We’re confident we can do just that. We have a consistent and proven strategy. We have strong leadership positions in markets that are fundamental to the knowledge economy.

We are taking, particularly with the Reuters acquisition, an increasingly global approach to our businesses as we better understand and adapt to our customers’ needs. We have a disciplined approach to investment spending. And we generate strong free cash flow, which allows us to continually invest in future growth at the same time we deliver solid returns to shareholders.

Then, I think we have the most important element in the mix — people, management, leadership. I mentioned the collective longevity of the senior team you will be hearing from today. Well, while we have all been working for Thomson for a long time, we have also been working with each other for a long time. We know each other. We inspire each other. We challenge each other. We support each other. We work very much as a team, and we are team with a proven track record….

What I hope you take away from today’s discussion is a belief that these businesses aren’t just solid, steady, predictable producers of profit and free cash flow — which they are. But these businesses are also very well positioned to grow in the information age. In fact, we believe the Professional Division of Thomson-Reuters will be a critical part of the growth story of the combined Company for a long time to come….

 Dick Harrington  - Thomson - President and CEO

…[T]he bottom line is that Thomson is delivering on all fronts and remains extremely well positioned to take advantage of these opportunities. We have leading positions in some of the most vital markets in the world, and these markets are demonstrating favorable business trends. We continue to focus on electronic solution software and services, which results in high levels of recurring revenue and significant free cash flow.

And more importantly, the business model becomes even more attractive with the acquisition of Reuters, which will bring us a first-class brand and global reach. So it’s a clear, strategic vision, sound operating performance and financial stability, Thomson remains well positioned to drive shareholder value for the years to come…….

 QUESTION AND ANSWER

 …..Michael Graham  - Heathbridge Capital Management - Analyst

…..Bob, be that downgrading by Moody’s to me must have irritated you a whole lot when it was added at a time when as I heard your overall financial position has never been stronger. What will it take to get that expunged, what do you have to do, what does Thomson have to do and when might that happen…?

 Bob Daleo  - Thomson - EVP and CFO

 Yes, I was slightly irritated over that. And there are a whole bunch of other factors involved in it. You read the press and you know that these rating agencies have been dragged before Congress over the subprime market issue and what they missed there. I believe that what we need to do is execute on what we said we were going to do with the Reuters transaction and we are all very much comfortable and confident we can achieve those. And I believe if we do achieve those we will be back up to an A rating.

Realistically I would like to say we could see that in a year but knowing how rating agencies work, they would take more than that. My guess is it will take 18 to 24 months for us of achieving a track record of what we set out to do for us to be comfortable and for the rating agencies then or particularly Moody’s to come back and raise the rating for us. They don’t like to, which makes sense I agree — they don’t like to shuffle these around rapidly regardless. And so I would expect it be 18 to 24 months before we see anything positive….

Patrick Wellington  - Morgan Stanley - Analyst

….I’ve got a couple of very general questions. The first one for Mike. You’ve done a great job with your technology side, I think about product philosophy and then I think about Reuters and I would say they’ve got a fairly hideous record over the last 10 years of product philosophy. As you look at, as an outsider at Reuters’ technology achievements over the last few years, their structure, the fact they are using outsourcing deals with the like of BT, that I don’t think you have, as an outsider, have you been —.

 Mike Wilens  - Thomson - EVP and CTO

 As you know, we are just starting to meet with them, and it is really early to comment. It is true that they tend to outsource a lot more than we do. It is also true, though, their business is more technologically intense with networking and customer installations. And so as a percentage of their revenue and things you’ll see a higher number. I couldn’t hazard a guess for that right now. But I think one of the benefits that will come from the combination of the two is some of our discipline in that space will benefit their execution considerably, and at least we are hoping that will be the case and that will be a source of synergy for us.

 Patrick Wellington  - Morgan Stanley - Analyst

 And if I could ask across the group culturally you’ve made great play of your 135 years together. You’ve all grown up around the group and suddenly you are going to have an injection of completely different people and a completely different style from Reuters. How do you think you are going to accommodate that sort of growth?

 Dick Harrington  - Thomson - President and CEO

 Actually I think they will do quite well. I think first of all the 128 or 30 years didn’t include Bob and I, so you have us too. Like I said, I’ve been here over 25 years. Bob has been here about 13. Obviously we’ve been working with them as best we can. Obviously under the circumstances as we look for approval. But I think the important thing is that really look at the other cultures are slightly different, but I think if you look at what both companies are trying to achieve, they are the same. I think when you combine the cultures of both I think you will actually come out with the best of both as opposed to the worst of both. And I think that Tom Glocer is taking a lot of care at this particular point in making sure he fully understands what that is and that they bring it together. They have set together a new Ex Com team, which would be the senior members taking the business forward.

And part of the goal or the responsibilities of the new Ex Com has been if they move forward is really coming out with what are the priorities of the business, what are the operating philosophies, what are the cultural philosophies that the new organization is going to work under? So I think they will be fine when we are actually able to put it all together I think we will be fine out of the box and I am very optimistic — even though I won’t be here I am very optimistic that the companies will get together and hopefully end up with the best of both. And again, that is what Tom is trying to achieve.

 Bob Daleo  - Thomson - EVP and CFO

 I would just add that, as I said before, we’ve already started working on many integration efforts. And so the management team has already come together at a certain level. And I know I speak for my colleagues when I say that we find far more bridges of common approach in terms of how we think about our business, our markets and our customers and our employees than differences. And I think that we unite about the common around these common areas and so we feel very optimistic and we are very excited about them….

Simon Baker  - Credit Suisse - Analyst

 ….[J]ust on the opportunities it has been some four or five months since the Reuters deal was announced. I was just wondering whether with the benefit of that four to five months there is sort of any added insight that you got in terms of the opportunities to collaborate with Reuters across the professional….

 Dick Harrington  - Thomson - President and CEO

 Yes, I think I would just do what I said in my remarks earlier which I was excited when the deal was announced and I am more excited today as we continue to work more closely with them. And we get to see the opportunities but we are still in the early stages because we obviously have to get through the antitrust authorities. But I am very excited about the opportunities. I think they are there. We know we are there. I think the teams where they can work are working extremely well together. So we are pretty excited. When you look at us, the combination gives us a great opportunity and a great footprint for the next 10 years. And I think we have the management talent and the financial strength to take advantage of that….